Filing by Templeton Emerging Markets
                                       Fund, Inc.
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Templeton Emerging
                                       Markets Appreciation Fund, Inc.
                                       Commission File No. 811-08362



             TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. AND
            TEMPLETON EMERGING MARKETS FUND, INC. ANNOUNCE PROPOSED
                                 REORGANIZATION

                  JANUARY 4, 2002 -- PRESS RELEASE Q's AND A's

Q:  WHAT ACTIONS DID THE BOARDS OF DIRECTORS TAKE ON JANUARY 4, 2002?

A: The Boards have approved a proposal providing for the reorganization of Emerging Markets Appreciation Fund into Emerging Markets Fund. The proposal will be submitted to shareholders of Emerging Markets Appreciation Fund and Emerging Markets Fund for their approval. In the transaction, Emerging Markets Fund would acquire substantially all of the assets of Emerging Markets Appreciation Fund in exchange for shares of Emerging Markets Fund, which would then be distributed to Emerging Markets Appreciation Fund's shareholders. After completion of the reorganization, Emerging Markets Appreciation Fund shareholders would become shareholders of Emerging Markets Fund, and Emerging Markets Appreciation Fund would cease to exist. The transaction is expected to be tax-free.


     In connection with the reorganization, Emerging Markets Appreciation Fund has discontinued its open-market share repurchase program, effective immediately.

Q:  WHEN WILL SHAREHOLDERS BE ASKED TO VOTE ON THE REORGANIZATION?

A: It is expected that Emerging Markets Fund's shareholders will be asked to approve the proposed reorganization at the Annual Meeting of Shareholders intended to be held in the second quarter of 2002.

     It is expected that Emerging Markets Appreciation Fund's shareholders will be asked to approve the proposed reorganization at the Annual Meeting of Shareholders intended to be held as soon as practicable. The Emerging Markets Appreciation Fund Shareholder Meeting is expected to take place by the summer of 2002, subject to obtaining necessary regulatory and other approvals.

     Any solicitation of proxies in connection with the proposed reorganization will be made only pursuant to separate prospectus/proxy materials filed under federal securities laws.

Q: WHAT ARE EMERGING MARKETS APPRECIATION FUND'S INVESTMENT GOAL AND PRINCIPAL STRATEGIES?

A: Emerging Markets Appreciation Fund is designed for investors seeking capital appreciation. Under normal market conditions, the Fund invests substantially all of its assets in a portfolio of equity securities and debt obligations of issuers in emerging market countries.

Q:  WHAT ARE EMERGING MARKET FUND'S INVESTMENT GOAL AND PRINCIPAL STRATEGIES?

A: Emerging Markets Fund is designed for investors seeking long-term capital appreciation. The Fund seeks to achieve its objective by investing primarily in emerging country equity securities.

Q:  HOW DO THE FUNDS COMPARE IN SIZE?

A: As of January 4, 2002, Emerging Markets Appreciation Fund had total assets of approximately $48 million and Emerging Markets Fund had total assets of approximately $158 million.

Q: AS A SHAREHOLDER OF EMERGING MARKETS APPRECIATION FUND OR EMERGING MARKETS FUND, AM I BEING ASKED TO TAKE ANY ACTION AT THIS TIME?

A: No. Shareholders of Emerging Markets Appreciation Fund and Emerging Markets Fund are not being asked to take any action at the present time, but are being advised that the Boards of Directors have approved a proposed reorganization that will be submitted to shareholders for consideration in the future. Shareholders of Emerging Markets Appreciation Fund are also being advised that the Fund's open-market share repurchase program has been discontinued.

                                    * * * * *


In connection with the proposed reorganization transaction, Templeton Emerging Markets Appreciation Fund, Inc. ("TEA") and Templeton Emerging Markets Fund, Inc. ("EMF") intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by TEA, a proxy statement by EMF, and a registration statement on Form N-14 by EMF that contains a prospectus. Because those documents contain important information, shareholders of TEA and EMF are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling TEA at 1-800-342-5236 or by calling EMF at 1-800-342-5236.

TEA, its directors and executive officers and certain other persons, may be deemed to be participants in TEA's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for TEA's 2001 annual meeting of shareholders. Participants in TEA's solicitation may also be deemed to include the following executive officers or other persons whose interests in TEA may not be described in the proxy statement for TEA's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David
P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

EMF, its directors and executive officers and certain other persons, may be deemed to be participants in EMF's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for EMF's 2001 annual meeting of shareholders. Participants in EMF's solicitation may also be deemed to include the following executive officers or other persons whose interests in EMF may not be described in the proxy statement for EMF's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David
P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of TEA's common stock, or 1% of EMF's common stock. Except as disclosed above, to the knowledge of TEA and EMF, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in TEA or EMF.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of TEA and the proxy statement and prospectus of EMF if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.